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Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. — Name and Address of Company:

IAMGold Corporation
5th Floor, 220 Bay Street
Toronto, Ontario
M5J 2W4

Item 2. — Date of Material Change:

November 30, 2004.

Item 3. — News Release:

A news release was issued by IAMGold Corporation ("IAMGold") on November 30, 2004 at Toronto, Canada through Canada NewsWire.

Item 4. — Summary of Material Change:

On November 30, 2004, IAMGold entered into an amending agreement (the "First Amending Agreement") with Gold Fields Limited ("Gold Fields"), Gold Fields Ghana Holdings Limited and Gold Fields Guernsey Limited (collectively the "Vendors") modifying certain terms of the purchase agreement (the "Purchase Agreement") made as of September 30, 2004, as amended and restated as of November 4, 2004, between IAMGold and the Vendors in connection with the sale to IAMGold of all of the interests of Gold Fields in certain direct and indirect subsidiaries of Gold Fields (the "Acquired Companies") which collectively hold the assets of Gold Fields located outside the Southern African Development Community (the "Transaction").

Pursuant to the First Amending Agreement, among other things, the amount of cash to be contributed by Gold Fields' subsidiaries to Gold Fields International Limited (the proposed new name of IAMGold upon completion of the Transaction) in connection with the Transaction will be reduced by US$200 million.

Item 5. — Full Description of Material Change:

On November 30, 2004, IAMGold entered into the First Amending Agreement modifying certain terms of the Purchase Agreement. The First Amending Agreement, among other things, provides that:

  (a)
  at any time on or before the date on which the Transaction is completed (the "Completion Date"), Gold Fields is entitled to cause to be distributed (by way of dividend or otherwise) or otherwise transferred, directly or indirectly, in cash, from one or more Acquired Companies to one or more subsidiaries of Gold Fields which are not Acquired Companies, up to US$200 million or its equivalent in other currency (the "Cash Transfer");

  (b)
  any and all dividends or other distributions made in furtherance of the Cash Transfer will not be taken into account in determining the Net Cash Subscription Amount (as defined in the Purchase Agreement);

  (c)
  the amendments referred to paragraphs (a) and (b) above will cease to have any effect if the general meeting of shareholders of Gold Fields to be held in connection with the Transaction and the vote of the shareholders of Gold Fields on the Transaction do not occur on December 7, 2004; and

  (d)
  US$20 million is to be paid by Gold Fields into and held in escrow in accordance with the provisions of an escrow agreement (a copy of which is set out as schedule A to the First Amending Agreement) (the "Escrow Agreement") dated November 30, 2004 between IAMGold, Gold Fields and McCarthy Tétrault LLP (as escrow agent), which Escrow Agreement provides that

  (i)
  in the event that the termination fee (the "Termination Fee") in the amount of US$20 million becomes payable by Gold Fields to IAMGold pursuant to the Purchase Agreement, such amount will be released from escrow and paid to or to the order of IAMGold in satisfaction of the obligation of Gold Fields to pay the Termination Fee to IAMGold; and

  (ii)
  on the Completion Date, or in the event that completion of the Transaction does not occur and it is determined that the Termination Fee is not payable by Gold Fields to IAMGold pursuant to the Purchase Agreement, the amount in escrow will be released from escrow and paid to or to the order of Gold Fields;

(collectively the "Amendment").

As a result of the Amendment, the amount of cash to be contributed by Gold Fields' subsidiaries to Gold Fields International Limited in connection with the Transaction will be reduced by US$200 million.

In order to provide additional time for shareholders to consider the Amendment, the special meeting of shareholders of IAMGold to be held in connection with the Transaction, which was originally scheduled to be held on December 7, 2004, will be adjourned to, and reconvened on, December 16, 2004 at 10:00 a.m. (Toronto time) in Tudor Room 7, The Fairmont Royal York, 100 Front Street West, Toronto, Ontario. A supplement to the management information circular dated November 4, 2004 of IAMGold in connection with the Transaction which contains information regarding the Amendment is being mailed to IAMGold shareholders.

Item 6. — Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. — Omitted Information:

N/A

Item 8. — Executive Officer:

Joseph F. Conway
President and Chief Executive Officer
IAMGold Corporation

Telephone:	(416) 360-4712
Fax:	(416) 360-4750

Item 9. — Date of Report:

December 6, 2004.

(Signed) Larry Phillips
Vice President, Corporate Affairs
and Corporate Secretary
IAMGold Corporation

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FORM 51-102F3 MATERIAL CHANGE REPORT